UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Distribution to Security Holders, dated November 4, 2014.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

2

Grifols, S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

30 September 2014

(Together with the Report of Independent Registered Public Accounting Firm)

KPMG Auditores, S.L. Torre Realia
Plaça d’Europa, 41
08908 L’Hospitalet de Llobregat
Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of September 30, 2014, and the related condensed consolidated statements of profit or loss and condensed consolidated statements of comprehensive income for each of the three- and nine-month periods ended September 30, 2014 and 2013 and condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

/s/ KPMG Auditores, S.L.

Barcelona, Spain
31 October 2014

KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M - 188.007, lnscrip.9 N.I.F. B-78510153

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the three- and nine-month period ended 30 September 2014

CONTENTS

•                              Condensed Consolidated Interim Financial Statements

•             Balance Sheet

•             Statement of Profit or Loss

•             Statement of Comprehensive Income

•             Statement of Cash Flows

•             Statement of Changes in Equity

•                              Notes to Condensed Consolidated Interim Financial Statements

(1)    General Information

(2)    Basis of Presentation and Accounting Principles Applied

(3)    Changes in the composition of the Group

(4)    Financial Risk Management Policy

(5)    Segment Reporting

(6)    Goodwill

(7)    Other Intangible Assets and Property, Plant and Equipment

(8)    Trade and Other Receivables

(9)    Equity

(10)  Financial Liabilities

(11)  Expenses by Nature

(12)  Finance Result

(13)  Taxation

(14)  Discontinued Operations

(15)  Contingencies

(16)  Financial Instruments

(17)  Related Parties

(18)  Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2014  and 31 December 2013

(Expressed in thousands of Euros)

Assets	30/09/14	31/12/13
	(unaudited)
Non-current assets
Goodwill (note 6)	3,089,570	1,829,141
Other intangible assets (note 7)	1,048,567	946,435
Property, plant and equipment (note 7)	1,077,813	840,238
Investments in equity accounted investees	58,058	35,765
Non-current financial assets	8,601	15,196
Deferred tax assets	112,466	34,601
Total non-current assets	5,395,075	3,701,376

Current assets
Inventories	1,143,944	946,913
Trade and other receivables
Trade receivables (note 8)	528,324	385,537
Other receivables (note 8)	42,672	36,511
Current tax assets	52,540	43,533
Trade and other receivables	623,536	465,581
Other current financial assets	368	1,200
Other current assets	22,119	17,189
Cash and cash equivalents	917,704	708,777
Total current assets	2,707,671	2,139,660

Total assets	8,102,746	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 September 2014  and 31 December 2013

(Expressed in thousands of Euros)

Equity and liabilities	30/09/14	31/12/13
	(unaudited)
Equity
Share capital (note 9)	119,604	119,604
Share premium (note 9)	910,728	910,728
Reserves (note 9)	1,088,374	883,415
Treasury stock (note 9)	(61,328)	—
Interim dividend	—	(68,755)
Profit for the period / year attributable to the Parent	338,985	345,551
Total	2,396,363	2,190,543
Cash flow hedges	(18,097)	(25,791)
Translation differences	155,897	(63,490)
Accumulated other comprehensive income	137,800	(89,281)
Equity attributable to the Parent	2,534,163	2,101,262
Non-controlling interests	5,504	5,942
Total equity	2,539,667	2,107,204

Liabilities
Non-current liabilities
Grants	7,394	7,034
Provisions	5,161	4,202
Non-current financial liabilities (note 10)	4,034,373	2,553,211
Deferred tax liabilities	530,613	454,089
Total non-current liabilities	4,577,541	3,018,536

Current liabilities
Provisions	157,220	51,459
Current financial liabilities (note 10)	188,806	258,144
Group companies and associates	3,452	2,683
Trade and other payables
Suppliers	393,078	273,621
Other payables	45,378	42,388
Current income tax liabilities	59,423	2,934
Total trade and other payables	497,879	318,943
Other current liabilities	138,181	84,067

Total current liabilities	985,538	715,296

Total liabilities	5,563,079	3,733,832

Total equity and liabilities	8,102,746	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and nine- month periods ended 30 September 2014 and 2013

(Expressed in thousands of Euros)

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/14	30/09/13	30/09/14	30/09/13
	(unaudited)		(unaudited)

Continuing Operations

Net revenue (note 5)	2,438,090	2,046,563	827,310	665,722
Cost of sales	(1,181,719)	(980,610)	(400,345)	(310,351)
Gross Margin	1,256,371	1,065,953	426,965	355,371
Research and Development	(127,539)	(90,258)	(42,345)	(31,787)
Sales, General and Administration expenses	(497,611)	(409,265)	(170,733)	(137,517)
Operating Expenses	(625,150)	(499,523)	(213,078)	(169,304)
Operating Results	631,221	566,430	213,887	186,067
Finance income	2,202	4,322	917	862
Finance expenses	(171,242)	(180,268)	(53,693)	(57,921)
Change in fair value of financial instruments	(14,887)	(2,953)	(5,964)	(8,266)
Profits from financial instruments	0	422	0	422
Exchange losses	(18,432)	(713)	(19,301)	4,485
Finance Result (note 12)	(202,359)	(179,190)	(78,041)	(60,418)
Share of losses of equity accounted investees	(2,935)	(1,601)	508	(288)
Profit before tax	425,927	385,639	136,354	125,361
Income tax profit/(losses) (note 13)	(89,445)	(121,697)	(22,843)	(41,854)
Profit after income tax from continuing operations	336,482	263,942	113,511	83,507
Consolidated profit for the period	336,482	263,942	113,511	83,507
Profit attributable to equity holders of the Parent	338,985	267,037	114,150	84,237
Loss attributable to non-controlling interest	(2,503)	(3,095)	(639)	(730)
Basic earnings per share (Euros)	0.99	0.79	0.33	0.25
Diluted earnings per share (Euros)	0.99	0.79	0.33	0.25

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and nine-month periods ended 30 September 2014 and 2013

(Expressed in thousands of Euros)

	Nine-Months’ Ended		Three-Months’ Ended
	30/09/14	30/09/13	30/09/14	30/09/13
	(unaudited)		(unaudited)
Consolidated profit for the period	336,482	263,942	113,511	83,507
Other comprehensive expenses
Items for reclassification to profit or loss, after tax
Foreign currency translation differences for foreign operations	218,810	(49,538)	200,914	(58,307)
Equity accounted investees	902	—	931	—
Cash flow hedges - effective part of changes in fair value	23,939	14,737	10,247	2,746
Cash flow hedges - amounts taken to profit and loss	(14,662)	(6,596)	(6,072)	(3,578)
Tax effect	(1,583)	(2,889)	(521)	345
Other comprehensive income for the period, after tax	227,406	(44,286)	205,499	(58,794)
Total comprehensive income and for the period	563,888	219,656	319,010	24,713
Total comprehensive income attributable to the Parent	566,066	222,862	319,518	25,583
Total comprehensive expense attributable to non-controlling interests	(2,178)	(3,206)	(508)	(870)
Total comprehensive income for the period	563,888	219,656	319,010	24,713

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the nine-month periods ended 30 September 2014 and 2013

(Expressed in thousands of Euros)

	30/09/14	30/09/13
	(unaudited)

Cash flows from operating activities

Profit before tax	425,927	385,639
Adjustments for:	385,699	270,109
Amortisation and depreciation	138,535	96,535
Other adjustments:	247,164	173,574
Losses on equity accounted investments	2,935	1,601
Exchange differences	—	713
Net provision changes	1,133	4,945
Loss / (profit) on disposal of fixed assets	1,592	3,882
Government grants taken to income	(471)	(625)
Finance expense / income	177,869	172,449
Other adjustments	64,106	(9,391)
Changes in capital and assets	765	(52,096)
Change in inventories	(71,124)	(5,210)
Change in trade and other receivables	(19,268)	(63,082)
Change in current financial assets and other current assets	(1,435)	(3,944)
Change in current trade and other payables	92,592	20,140
Other cash flows from operating activities	(156,503)	(237,945)
Interest paid	(124,768)	(135,538)
Interest received	2,582	4,698
Income tax paid	(34,317)	(107,105)

Net cash from operating activities	655,888	365,707

Cash flows from investing activities

Payments for investments	(1,450,447)	(181,595)
Group companies and business units (note 3)	(1,234,952)	(55,596)
Property, plant and equipment and intangible assets	(207,961)	(118,281)
Property, plant and equipment	(169,543)	(90,165)
Intangible assets	(38,418)	(28,116)
Other financial assets	(7,534)	(7,718)
Proceeds from the sale of property, plant and equipment	14,668	16,742

Net cash used in investing activities	(1,435,779)	(164,853)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(61,328)	(85,348)
Acquisition of treasury stock	(61,328)	(120,429)
Disposal of treasury stock	—	35,081
Proceeds from issue of share capital	—	20,461
Proceeds from and payments for financial liability instruments	1,243,771	(53,368)
Issue	5,186,482	56,201
Redemption and repayment	(3,942,711)	(109,569)
Dividends and interest on other equity instruments paid	(70,063)	(69,138)
Dividends paid	(70,063)	(70,063)
Dividend received	—	925
Other cash flows from financing activities	(174,264)	9,771
Costs of financial instruments issued	(183,252)	—
Other collections from financing activities	8,988	9,771
Net cash from / (used in) financing activities	938,116	(177,622)
Effect of exchange rate fluctuations on cash and cash equivalents	50,702	(8,282)
Net increase in cash and cash equivalents	208,927	14,950
Cash and cash equivalents at beginning of the period	708,777	473,327
Cash and cash equivalents at end of period	917,704	488,277

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the nine-month periods ended 30 September 2014 and 2013

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
				Profit attributable			Accumulated other comprehensive income		Equity attributable
	Share	Share		to	Interim	Treasury	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves (*)	Parent	dividend	Stock	differences	hedges	Parent	interests	Equity
Balances at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741
Translation differences	—	—	—	—	—	—	(49,427)	—	(49,427)	(111)	(49,538)
Cash flow hedges	—	—	—	—	—	—	—	5,252	5,252	—	5,252
Other comprehensive income for the period	0	0	0	0	0	0	(49,427)	5,252	(44,175)	(111)	(44,286)
Profit/(loss) for the period	—	—	—	267,037	—	—	—	—	267,037	(3,095)	263,942
Total comprehensive income for the period	0	0	0	267,037	0	0	(49,427)	5,252	222,862	(3,206)	219,656
Net change in treasury stock (note 9)	—	—	606	—	—	(85,849)	—	—	(85,243)	—	(85,243)
Capital Increase	1,722	20,373	(2,040)	—	—	—	—	—	20,055	—	20,055
Acquisition of non-controlling interests	—	—	(2,800)	—	—	—	—	—	(2,800)	4,608	1,808
Other changes	—	—	2	—	—	—	—	—	2	1,309	1,311
Interim dividend	—	—	924		(68,755)				(67,831)		(67,831)
Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	0	—	0
Dividend (Share B)	—	—	—	(1,307)	—	—	—	—	(1,307)	—	(1,307)
Operations with equity holders or owners	1,722	20,373	252,071	(256,686)	(68,755)	(85,849)	0	0	(137,124)	5,917	(131,207)
Balances at 30 September 2013 (unaudited)	119,604	910,728	872,215	267,037	(68,755)	(88,909)	(21,630)	(27,784)	1,962,506	6,684	1,969,190
Balances at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	0	(63,490)	(25,791)	2,101,262	5,942	2,107,204
Translation differences	—	—	—	—	—	—	219,387	—	219,387	325	219,712
Cash flow hedges	—	—	—	—	—	—	—	7,694	7,694	—	7,694
Other comprehensive income for the period	0	0	0	0	0	0	219,387	7,694	227,081	325	227,406
Profit/(loss) for the period	—	—	—	338,985	—	—	—	—	338,985	(2,503)	336,482
Total comprehensive income for the period	0	0	0	338,985	0	0	219,387	7,694	566,066	(2,178)	563,888
Net change in treasury stock (note 9)	—	—	—	—	—	(61,328)	—	—	(61,328)	—	(61,328)
Acquisition of non-controlling interests	—	—	(1,706)	—	—	—	—	—	(1,706)	1,740	34
Other changes	—	—	(68)		—	—	—	—	(68)	—	(68)
Distribution of 2013 profit
Reserves	—	—	275,488	(275,488)	—	—	—	—	0	—	0
Dividends	—	—	—	(70,063)	—	—	—	—	(70,063)	—	(70,063)
Interim dividend	—	—	(68,755)	—	68,755	—	—	—	0	—	0
Operations with equity holders or owners	0	0	204,959	(345,551)	68,755	(61,328)	0	0	(133,165)	1,740	(131,425)
Balances at 30 September 2014 (unaudited)	119,604	910,728	1,088,374	338,985	0	(61,328)	155,897	(18,097)	2,534,163	5,504	2,539,667

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the nine-month period ended 30 September 2014 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2013.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 20 October 2014.

The condensed consolidated interim financial statements of Grifols for the three- and nine-month period ended 30 September 2014 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2013.

In addition, in 2014 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

•                 IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

•                 Amendments to IAS 36: Recoverable amount Disclosures for Non-Financial Assets. Effective for annual periods beginning on or after 1 January 2014.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

•                 Amendment to IAS 39: Novation of derivatives and continuation of hedge accounting. Effective for annual periods beginning on or after 1 January 2014.

•                 Investment Entities. Amendments to IFRS 10, IFRS 12 and IAS 27, Investment companies. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRIC 21 Levies. Effective for annual periods beginning on or after 1 January 2014 (effective date for European Union is 17 June 2014, but early application is permitted).

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but their application is not yet mandatory:

Mandatory application for annual
periods beginning on or after:
Standards		IASB effective date

IAS 19	Defined Benefit Plans: Employee contributions (Amendments to IAS 19)	1 July 2014

Various	Annual improvements to IFRSs 2010 - 2012	1 July 2014

Various	Annual improvements to IFRSs 2011 - 2013	1 July 2014

IAS 16	Clarification of Acceptable Methods of Depreciation and

IAS 38	Amortisation (issued on 12 May 2014)	1 January 2016

IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016

IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016

IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016

IFRS 10	Sale or Contribution of Assets between an investor and its

IAS 28	Associate or Joint Venture (issued on 11 September 2014)	1 January 2016

Various	Annual Imporvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016

IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2017

IFRS 9	Financial instruments (issued on 12 november 2009) and

IFRS 7	subsequent amendments to IRFS 9 and IFRS 7	1 January 2018

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2014 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 16). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, such as data required to be included within the chosen models.

•                       The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent that a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2013 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2013. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 16).

•                       Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

•                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                       Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 15.

•                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalization of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2013.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and nine-month period ended 30 September 2014 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2013 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

The main changes in the scope of consolidation during the interim period ended 30 September 2014 are detailed below:

Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (previously G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

The Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialized commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

Grifols’ workforce has increased by approximately 550 employees, after taking on the employees of Novartis.

At the date of issue of these condensed consolidated interim financial statements the Group did not have all the necessary information to determine the fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below. The values shown in the table below should be considered provisional.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Thousands of	Thousands of
	Euros	US Dollars

Cost of the business combination	1,214,527	1,652,728

Total business combination cost	1,214,527	1,652,728

Fair value of net assets acquired	204,965	278,916

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6)	1,009,562	1,373,812

Payment in cash	1,214,527	1,652,728

Cash and cash equivalents of the acquired company	(3,900)	(5,307)

Net cash outflow for the acquisition	1,210,627	1,647,421

Provisional goodwill generated in the acquisition is attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. The provisional goodwill has been allocated to the Diagnostic segment.

The royalties relate to several license agreements granted to pharmaceutical companies to manufacture and sell the licensed products using some patents related with NAT technology are presented in the Segment “Raw materials + Other”. The revenues related to royalties amounts to Euros 53,605 thousand. The expenses incurred in this transaction in the nine-month period ended 30 September 2014 amount to Euros 8.4 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit for the nine-month period ended 30 September 2014 would not have varied significantly. The revenue and operating profit between the acquisition date and 30 September 2014 amounts to Euros 420,761 thousand and Euros 92,144 thousand, respectively.

The amounts provisionally determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Fair Value
	Thousands of	Thousands of US
	Euros	Dollars
Intangibles (note 7)	50,705	69,000
Property, plant and equipment (note 7)	79,488	108,166
Inventories	63,852	86,891
Trade and other receivables	113,345	154,240
Deferred tax assets	47,602	64,776
Other assets	2,885	3,926
Cash and cash equivalents	3,900	5,307

Total assets	361,777	492,306
Current provisions	95,532	130,000
Trade and other payables	30,652	41,711
Other liabilities	30,628	41,679
Total liabilities and contingent liabilities	156,812	213,390
Total net assets acquired	204,965	278,916

Provisional fair values were determined using the following methods:

•                 Intangible assets: the fair value of intangible assets has been calculated based on the “royalty relief method” based on existing royalty agreements.

•                 Property, plant and equipment: the provisional fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. The fair values have been obtained from an independent valuation.

•                 Contingent liabilities: the fair value of contingent liabilities has been determined using the forecasted payments and a probability scenario.

Kiro Robotics

On 19 September 2014 the Group has subscribed to a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

Grifols has also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Robotics’ partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop.; Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Robotics, whether these are the Board of Directors or any other internal managing and governing bodies.

The Joint Venture foresees that the shareholders shall comply with a lock-up period of 4 years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transaction, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

Kiro Robotics is a Spanish company with a registered office in Mondragon/Arrasate, Guipúzcoa, founded in 2011 as a spin-off of the Corporación Mondragon medical division. Kiro Robotics develops

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014 technologies that improve the efficiency, safety and service quality in the compounding of intravenous medication in hospital pharmacies. Its product, Kiro Oncology, means that a new generation of robots is able to automatically prepare intravenous medication for chemotherapy treatments. It is also equipped with a self-cleaning system, unique in this type of instrument. The automation process reduces the margin of error in the preparation of medication and minimizes the practitioners’ physical contact with highly hazardous products.

In addition to marketing these products worldwide, from January 2016 Grifols will directly distribute them in Spain, Portugal and Latin America.

Currently, Kiro has a multidisciplinary team of 25 experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

This transaction in included in the Hospital division.

The acquisition of Kiro Robotics gives rise to join a control business which is accounted for as an “Investment in equity-accounted investee”, as none of the shareholders control the decisions regarding relevant activities nor the governing bodies of the company.

(4)         Financial Risk Management Policy

At 30 September 2014 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2013.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and nine- month periods ended 30 September 2014 and 30 September 2013 is as follows:

	Net revenues (Thousands of Euros)
	Nine-Months’ Ended 30	Nine-Months’ Ended 30	Three-Months’ Ended 30	Three-Months’ Ended 30
Segments	September 2014	September 2013	September 2014	September 2013
Bioscience	1,823,306	1,821,390	615,070	600,443
Hospital	70,975	74,338	21,424	21,298
Diagnostic	468,613	97,868	165,807	31,141
Raw materials + Other	91,004	52,967	31,557	12,840
Intersegment	(15,808)	—	(6,548)	—
	2,438,090	2,046,563	827,310	665,722

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Profit/(loss) (Thousands of Euros)
	Nine-Months’ Ended 30	Nine-Months’ Ended 30	Three-Months’ Ended 30	Three-Months’ Ended 30
Segments	September 2014	September 2013	September 2014	September 2013
Bioscience	710,391	736,608	235,834	245,429
Hospital	(888)	1,442	(1,827)	251
Diagnostic	97,693	(2,280)	36,638	(1,175)
Raw materials + Other	45,531	29,368	15,124	7,735
Intersegment	(6,757)	—	(2,188)	—
Total income of reported segments	845,970	765,138	283,581	252,240
Unallocated expenses plus net financial expense	(420,043)	(379,499)	(147,227)	(126,879)
Profit before income tax from continuing operations	425,927	385,639	136,354	125,361

Intersegment revenues and profits reflect revenues and profits between Diagnostic segment and Bioscience segment.

(6)         Goodwill

Details and movement in goodwill during the nine-month period ended 30 September 2014 is as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	30/09/2014
Net value
Grifols UK, Ltd. (UK)	Bioscience	8,242	—	598	8,840
Grifols Italia, S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	110,281	—	10,587	120,868
Plasmacare, Inc. (USA)	Bioscience	37,268	—	3,578	40,846
Grifols Australia Pty Ltd.(Australia)
/Medion Diagnostic AG(Switzerland)	Diagnostic	9,385	—	511	9,896
Grifols Therapeutics, Inc (USA)	Bioscience	1,611,331	—	154,692	1,766,023
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	—	1,009,562	80,901	1,090,463
		1,829,141	1,009,562	250,867	3,089,570
			(note 3)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. The remaining segments CGUs identified by management are tested for impairment. The following CGUs have been identified in the Diagnostic segment as a result of the business combinations carried out by the Group:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

•                  Australia-Medion

•                  Progenika

•                  Araclon

•                  Grifols Diagnostic (Novartis)

At 30 September 2014, on the basis of the profits to be generated, the Group considers that the goodwill of the CGUs assigned to the Bioscience or the Diagnostic segments has not been impaired.

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine-month period ended 30 September 2014 is as follows:

	Thousands of Euros
	Other intangible assets	Property, plant and equipment	Total
Total Cost at 31/12/2013	1,167,673	1,240,399	2,408,072
Total depreciation and amortization at 31/12/2013	(221,214)	(395,614)	(616,828)
Impairment at 31/12/2013	(24)	(4,547)	(4,571)
Balance at 31/12/2013	946,435	840,238	1,786,673
Cost
Additions	38,418	172,646	211,064
Business combination (note 3)	50,705	87,159	137,864
Disposals	(12,530)	(15,770)	(28,300)
Transfers	2,897	(3,097)	(200)
Translation differences	98,505	92,281	190,786
Total Cost at 30/09/2014	1,345,668	1,573,618	2,919,286
Depreciation & amortization
Additions	(67,196)	(71,339)	(138,535)
Business Combination (note 3)	—	(6,816)	(6,816)
Disposals	6,616	5,422	12,038
Transfers	47	153	200
Translation differences	(15,347)	(22,266)	(37,613)
Total depreciation and amortization at 30/09/2014	(297,094)	(490,460)	(787,554)
Impairment
Additions	17	251	268
Business Combination (note 3)	—	(855)	(855)
Translation differences	—	(194)	(194)
Impairment at 30/09/2014	(7)	(5,345)	(5,352)
Balance at 30/09/2014	1,048,567	1,077,813	2,126,380

At 30 September 2014 there are no indications that these assets have been impaired beyond recognized impairment.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at the beginning and end of the period is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	30/09/2014
Cost of currently marketed products - Gamunex	870,133	—	83,535	953,668
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(21,991)	(9,044)	(105,963)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(1,784)	—	(3,767)
Carrying amount of currently marketed products	817,014	(23,775)	74,491	867,730

Intangible assets recognised relate to currently marketed products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, is subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 September 2014 the residual useful life of currently marketed products from Talecris is 26 years and 8 months (27 years and 8 months at 30 September 2013).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 September 2014 the residual useful life of currently marketed products from Progenika is 8 years and 5 months.

(8)         Trade and Other Receivables

At 30 September 2014, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 304,993 thousand for the nine-month period ended at 30 September 2014 (Euros 156,861 thousand for the nine-month period ended 30 September 2013 and Euros 243,741 thousand at 31 December 2013).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 5,578 thousand as at 30 September 2014 (Euros 6,463 thousand as at 31 December 2013) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 4,353 thousand for the nine-month period ended 30 September 2014 (Euros 4,499 thousand for the nine-month period ended 30 September 2013) (see note 12).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain, has not significantly changed compared to 31 December 2013.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(9)         Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

At 30 September 2014 the Company’s share capital was represented by 213,064,899 Class A shares and 130,712,555 Class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2014, Euros 43,499 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 49,601 thousand at 31 December 2013) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 September 2014 the legal reserve of the Company amounts to Euros 23,921 thousand (23,576 thousand Euros at 31 December 2013).

(c)        Treasury Stock

Movement in Class A treasury stock during the nine-month period ended 30 September 2014 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2014	0	0
Acquisitions Class A	1,699,455	61,328
Balance at 30 September 2014	1,699,455	61,328

Movement in Class A treasury stock during the nine-month period ended 30 September 2013 is as follows:

	No. of Class A shares	Thousand Euros
Balance at 1 January 2013	158,326	3,058
Acquisitions Class A	448,802	11,040
Disposals Class A	(607,128)	(14,098)
Balance at 30 September 2013	0	0

Movement in Class B treasury stock during the nine-month period ended 30 September 2013 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	No. of Class B shares	Thousand Euros
Balance at 1 January 2013	16,082	2
Cash acquisitions Class B	6,177,372	127,788
Non-Cash acquisitions Class B	884,997	17,744
Cash disposals Class B	(904,818)	(18,420)
Non-Cash Disposals Class B	(1,769,994)	(38,205)
Balance at 30 September 2013	4,403,639	88,909

There were no movements in Class B treasury stock during the nine-month period ended 30 September 2014.

(d)       Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute ordinary dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 5.00. At 30 September 2014 the leverage ratio amounts to 3.04 (2.28 at 31 December 2013).

The distribution of the profit for the year ended 31 December 2013 is presented in the consolidated statements of changes in equity.

The dividends paid during the nine-month period ended 30 September 2014 were as follows:

	Nine-Months’ Ended 30 September 2014
	% over	Euros	Amount in
	par value	per shares	thousand of Euros

Ordinary Shares	40%	0.20	42,613

Non-voting shares	200%	0.20	26,143

Non-voting shares (Preferred Dividend)	10%	0.01	1,307

Total Dividends Paid			70,063

The dividends paid during the nine-month period ended 30 September 2013 were as follows:

	Nine-Months’ Ended 30 September 2013
	% over	Euros	Amount in
	par value	per shares	thousand of Euros
Ordinary Shares (Interim Dividend)	40%	0.20	42,613

Non-voting shares (Interim Dividend)	200%	0.20	26,143

Non-voting shares (Preferred Dividend)	10%	0.01	1,307

Total Dividends Paid			70,063

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(10)    Financial Liabilities

The detail of non-current financial liabilities at 30 September 2014 and 31 December 2013 is as follows:

	Thousands of Euros
	30/09/2014	31/12/2013
Financial liabilities
Non-current obligations (a)	649,920	717,590
Senior secured debt (b)	3,259,066	1,677,607
Other loans	26,022	30,680
Finance lease liabilities	10,087	12,099
Financial derivatives (note 16)	39,339	68,033
Other non-current financial liabilities	49,939	47,202
Total non-current financial liabilities	4,034,373	2,553,211
Current obligations (a)	78,709	72,629
Senior secured debt (b)	47,516	112,422
Other loans	38,326	56,568
Finance lease liabilities	7,727	7,087
Other current financial liabilities	16,528	9,438
Total current financial liabilities	188,806	258,144

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a) Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The present value discounted cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted cash flows remaining in the original debt, whereby the new agreement is not substantially different to the original agreement.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancelling. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 145 million at 30 September 2014 (Euros 80 million at 31 December 2013).

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in
	Thousand of US Dollar	Thousand of Euros
Maturity
2014	26,250	20,861
2015	52,500	41,723
2016	52,500	41,723
2017	52,500	41,723
2018	52,500	41,723
2019	52,500	41,723
2020	52,500	41,723
2021	52,500	41,723
2022	1,026,250	815,585

Total	1,420,000	1,128,507

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 September 2014 and 30 September 2013 are as follows:

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/13	Issue	Repayments	and others	at 30/09/13
Issue of bearer promissory notes (nominal value)	14,547	47,961	(14,844)	—	47,664
Senior Unsecured Notes (nominal value)	833,712	—	—	(19,199)	814,513
	848,259	47,961	(14,844)	(19,199)	862,177

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/14	Issue	Repayments	and others	at 30/09/14
Issue of bearer promissory notes (nominal value)	45,945	55,716	(46,527)	—	55,134
Senior Unsecured Notes (nominal value)	797,622	729,980	(807,932)	75,053	794,723
	843,567	785,696	(854,459)	75,053	849,857

(b) Senior secured debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014 value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million have reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has increased the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 211 million at 30 September 2014 (Euros 131 million at 31 December 2013).

The new terms and conditions of the senior secured debt are as follows:

•          Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 September 2014 is as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollar	Euros
Maturity
2014	US Dollar	4,375	3,477
2015	US Dollar	30,625	24,338
2016	US Dollar	48,125	38,246
2017	US Dollar	52,500	41,723
2018	US Dollar	52,500	41,723
2019	US Dollar	380,625	302,491
2020	US Dollar	122,500	97,353
Total	US Dollar	691,250	549,351

•  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 30 September 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollar	thousands of Euros	Currency	thousands of Euros
Maturity
2014	US Dollar	8,125	6,457	Euros	1,000
2015	US Dollar	32,500	25,828	Euros	4,000
2016	US Dollar	32,500	25,828	Euros	4,000
2017	US Dollar	32,500	25,828	Euros	4,000
2018	US Dollar	32,500	25,828	Euros	4,000
2019	US Dollar	32,500	25,828	Euros	4,000
2020	US Dollar	32,500	25,828	Euros	4,000
2021	US Dollar	3,030,625	2,408,505	Euros	373,000
Total	US Dollar	3,233,750	2,569,930	Euros	398,000

•        US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 September 2014 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2014	7,204	31,312
2015	39,219	125,789
2016	53,097	128,791
2017	55,342	127,511
2018	54,127	126,503
2019	311,765	125,494
2020	98,060	124,747
2021	—	2,796,705
Total	618,814	3,586,852

The issue of senior unsecured notes and senior secured debt is subject to compliance of leverage ratio covenant. At 30 September 2014 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(11)                          Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2014	September 2013	September 2014	September 2013
Cost of sales	347,075	314,177	116,971	101,639
Research and development	48,987	43,724	16,410	13,656
Selling, general & administrative expenses	184,575	154,656	61,852	53,355

	580,637	512,557	195,233	168,650

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Nine-Months'	Nine-Months'	Three-Months'	Three-Months'
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2014	September 2013	September 2014	September 2013
Cost of sales	58,738	51,041	21,244	17,064
Research and development	9,718	9,708	3,234	3,300
Selling, general & administrative expenses	70,079	35,786	23,195	11,962

	138,535	96,535	47,673	32,326

(12)                          Finance Result

Details are as follows:

	Thousands of Euros
	Nine-Months’	Nine-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30	Ended 30
	September 2014	September 2013	September 2014	September 2013
Finance income	2,202	4,322	917	862
Finance cost from Senior Unsecured Notes (note 10)	(49,147)	(68,747)	(14,918)	(22,792)
Finance cost from Senior debt (note 10)	(108,927)	(101,167)	(34,742)	(33,470)
Finance cost from sale of receivables (note 8)	(4,353)	(4,499)	(1,745)	(628)
Capitalised interest	3,103	7,097	1,365	2,639
Other finance costs	(11,918)	(12,952)	(3,653)	(3,670)
Finance costs	(171,242)	(180,268)	(53,693)	(57,921)
Change in fair value of financial derivatives (note 16)	(14,887)	(2,953)	(5,964)	(8,266)
Profits from financial instruments	—	422	—	422
Exchange differences	(18,432)	(713)	(19,301)	4,485

Finance result	(202,359)	(179,190)	(78,041)	(60,418)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(13)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 31.6% for the nine-month period ended 30 September 2013 to 21% for the nine-month period ended 30 September 2014 mainly due to a change of country mix of profits.

The following events have arisen regarding income tax audits:

•                              Grifols S.A, Instituto Grifols, S.A and Movaco, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ending, 2010, 2011 and 2012 were initiated from July, 2014.

The Group does not expect any significant impact affecting the financial statements to arise from these tax audits.

(14)                          Discontinued operations

The Group does not consider any operations as discontinued for the nine-month period ended September 2014 and 2013.

(15)            Contingencies

Catalan haemophiliacs

As of 21 May 2014 a sentence was issued by the Spanish Supreme Court rejecting the appeals filed by the Catalan Association of Haemophilia. As a consequence, the opened processes have been closed.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

(16)                          Financial instruments

Fair value

At 30 September 2014 and 31 December 2013 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	30/09/2014	31/12/13	Hierarchy Level

Senior Unsecured Notes	786,776	851,461	Level 1
Senior Secured Debt (tranche A and B)	3,497,406	1,961,341	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 September 2014 and 31 December 2013 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
Financial		amount at	amount at	Value at	Value at
derivatives	Currency	30/09/2014	31/12/2013	30/09/2014	31/12/2013	Maturity

Interest rate swap (cash flow hedges)	US Dollar	1,079,270,000	1,224,777,500	(35,888)	(40,004)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(3,451)	(4,025)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000		—	31/03/2016
Swap Floor	US Dollar	—	1,224,777,500	—	3,155	30/06/2016
Embedded floor of senior debt	Euros	—	196,000,000	—	(3,539)	01/06/2017
Embedded floor of senior debt	US Dollar	—	1,656,000,000	—	(20,465)	01/06/2017
Total				(39,339)	(64,878)

Total Assets				—	3,155
Total Liabilities (note 10)				(39,339)	(68,033)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives have been cancelled. The new Credit Agreement conditions do not include any embedded floor within the existing tranches, so as a consequence of that, the embedded derivative included in Senior Secured debt has been eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, reduced the refinanced senior debt (see note 10).

As there are no existing floors in the new loan tranches, the Company has also sold the swap floor derivatives contracts for a total amount of US Dollars 1.9 million each.

(b)    Cash flow hedge

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The amortizing step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of September 2014 is US Dollars 1,079 million. The existing Swap has quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of September 2014, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 1,079 million amortizing and;

•                  A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

(17)                          Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the nine-months ended 30 September 2014 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	200	—	—	—
Other service expenses	—	—	(7,124)	(910)
Operating leases expenses	—	—	(17,874)	—
Remuneration	—	(6,885)	—	(3,461)
R&D agreements	(21,514)	—	—	—
Financial costs	(29)	—	—	—
	(21,343)	(6,885)	(24,998)	(4,371)

Group transactions with related parties during the nine-months ended 30 September 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	196	—	—	—
Other service expenses	—	—	(4,105)	(953)
Operating leases expenses	—	—	(18,132)	—
Remuneration	—	(6,482)	—	(3,228)
R&D agreements	(9,664)	—	—	—
Financial costs	(27)	—	(210)	—
	(9,495)	(6,482)	(22,447)	(4,181)

Group transactions with related parties during the three-months ended 30 September 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	67	—	—	—
Other service expenses	—	—	(2,525)	(183)
Operating leases expenses	—	—	(6,088)	—
Remuneration	—	(2,223)	—	(1,170)
R&D agreements	(6,073)	—	—	—
Financial costs	(11)	—	—	—
	(6,017)	(2,223)	(8,613)	(1,353)

Group transactions with related parties during the three-months ended 30 September 2013 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and nine-month periods ended 30 September 2014

	Thousand Euros
		Key management	Other related	Board of directors of the
	Associates	personnel	parties	company

Net sales	65	—	—	—
Other service expenses	—	—	(1,435)	(318)
Operating leases expenses	—	—	(6,130)	—
Remuneration	—	(1,899)	—	(1,025)
R&D agreements	(9,664)	—	—	—
Financial costs	(27)	—	—	—
	(9,626)	(1,899)	(7,565)	(1,343)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 30(c) of the consolidated financial statements as at and for the year ended 31 December 2013, certain Company directors and key management personnel are entitled to termination benefits.

(18)                          Subsequent events

On 20 October 2014, the Board of Directors approved payment of an interim dividend against 2014 profit of euro 0.25 per each share by which the Company´s share capital is represented. Payment of the interim dividend will be made the first week of December.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their nine-month period ended September 30 2014 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of close to 3 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to its acquisitions, Talecris’ operations have been incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis has been incorporated into the existing Diagnostic Division.

•               Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Company’s total net sales, accounted for Euros 1,823.3 million, or 74.8%, and Euros 1,821.4 million, or 89.0%, of Grifols’ total net revenues for the nine months period ended September 30, 2014 and the nine months period ended September 30, 2013, respectively.

•               Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for Euros 71.0 million, or 2.9%, and Euros 74.3 million, or 3.6%, of total net revenues for the nine months period ended September 30, 2014 and the nine months period ended September 30, 2013, respectively.

•               Diagnostic.The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 452.8 million, or 18.6% (excluding Euros 15.8 million intersegment sales), and Euros 97.9 million, or 4.8%, of Grifols’ total net revenues for the nine month period ended September 30, 2014 and the nine month period ended September 30, 2013, respectively. For more details on the business acquired see Note 3 of the accompanying condensed consolidated interim financial statements.

•               Raw Materials and Others.The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for Euros 91.0 million, or 3.7%, and Euros 53.0 million, or 2.6%, of Grifols total net revenues for the nine months period ended September 30, 2014 and the nine months period ended September 30, 2013, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2014 and September 30 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2013 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

2014 figures include the transfusion diagnostic unit acquired to Novartis in January 2014. This should be taken into consideration when comparing the information to 2013 figures.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2013, our plasma collection centers collected approximately 6.4 million liters of plasma (including specialty plasma required for the production of hyperimmunes). We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 0.6 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 “Business Combinations” (revised), Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets (vi).

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price, less costs to sell.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress and supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•                  we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•                  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to us; and

•                  the cost incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                         Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•                  Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

•                  Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

•                  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•                  Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                       Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•                  If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•                  If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss.

However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

1.              PROFIT AND LOSS: MAIN INDICATORS DURING THE NINE MONTHS TO SEPTEMBER 2014

REVENUE PERFORMANCE

•                  YEAR TO DATE REVENUES ROSE BY 23.4% AT CONSTANT CURRENCY (CC)

Grifols’ revenues for the nine months to September 2014 were Euros 2,438.1 million, including the transfusion diagnostics business acquired from Novartis in January 2014. Compared to revenues of Euros 2,046.6 million for the same period of 2013, this represents an increase in turnover of 19.1% or 23.4% excluding the exchange rate impact (cc).

•                  GROWTH OF ALL THREE DIVISIONS ACCELERATES IN THE THIRD QUARTER

In terms of performance by business area, the three main divisions of Grifols all grew in the third quarter of the year.

From July to September 2014 the sales of the Bioscience division rose by 2.4% (4.5% cc) and growth in the first nine months of the year was 0.1% (3.7% cc) with year to date sales of Euros 1,823.3 million. The sales volume of IVIG and alpha 1-antitrypsin to September outperformed the market average. The Company is focused on improving the diagnosis of alpha-1-antitrypsin deficiency (AAT) in the United States and Europe. The Alpha-1 Foundation estimates that up to 3% of all people diagnosed with COPD may have undetected AAT deficiency. Grifols will also consolidate production of its alpha 1-antitrypsin (Prolastin®-C) with the construction of a new plant at Parets del Vallés (Barcelona, Spain) to meet future demand growth.

Sales of albumin remain stable, and consumption of this protein in China and other emerging countries continues to rise as a result of the growth of the middle classes with greater access to treatment and an ageing population. The fall in sales (units) of factor VIII has moderated, although the global market for this plasma protein, with 56% of the market linked to tenders, remains weak. Grifols continues to work hard to differentiate its products and to offer significant benefits to hemophiliac patients and there have been two major achievements. Firstly the FDA authorization for factor VIII/von Willebrand factor (Alphanate® 2000 IU). It reduces administration time by up to 30% for people with hemophilia A who need a higher dose than the established one in order to prevent bleeding episodes. Secondly, the launch of an electronic platform that uses mobile phones to provide information about medication, medical appointments, etc. to patients with clotting disorders.

The Diagnostic division accounts for 18.6% of revenues, with turnover of Euros 452.8 million, an increase of 362.7% (379.2% cc) to September 2014. Since the acquisition of the new transfusion diagnostic unit, Grifols has been working intensively to redefine the division and establish a new growth strategy focusing on a broader and more specialized portfolio of products, new commercial strategies to facilitate its gradual entrance into strategic markets and the search for opportunities with other group divisions. Currently the division is focused on three key areas of specialization: transfusion medicine, a sector in which the division is a leading player, clinical analysis, and hemostasis. The integration process of the diagnostic unit progresses according to plan.

As a result of this progress, the Company presented in the US during the third quarter a new catalog of immunohematology products using DG® Gel technology based on the Erytra® processor, which reduces analysis times and errors in hospital transfusion centers. This system is the first genuine innovation in the automation of immunohematology in the United States market in five years. In terms of international expansion, the NAT technology (Procleix®) has been introduced in Vietnam and the Philippines, key countries to boost the penetration in the Asia-Pacific region, a region with great potential for growth in this activity area.

The Hospital division increased its sales revenue by 0.6% (2.4% cc) in the third quarter of the year. Sales from January to September 2014 were Euros 71.0 million, a decline of 4.5% (-1.6% cc). Grifols remains committed to promoting the internationalization of this division to reduce the impact of measures to rationalize health spending in Spain. The acquisition of 50% of the capital of Kiro Robotics, a spin-off of Corporación Mondragón’s strategic health unit, will contribute to the achievement of this goal, with Grifols’ Hospital division to distribute the Kiro Oncology robot in international markets including the United States. Kiro is one of the most advanced technologies in the world for the automated preparation of intravenous medication for use in chemotherapy treatments. Direct marketing of the product will begin in Spain, Portugal and Latin America in January 2016.

Finally, Grifols’ non-recurring revenues, included within the Raw Materials & Others division, rose to Euros 91.0 million, representing 3.7% of turnover. These include, among others, all income deriving from manufacturing agreements with Kedrion, which is gradually tailing off, third-party engineering projects performed by Grifols Engineering, and royalties income from the Bioscience and Diagnostic divisions, including royalties acquired with the new transfusion diagnostics unit, which will phase-out as planned.

9M 2014 - REVENUES BY DIVISION

(In thousands of euros)	9M 2014	% SALES	9M 2013	% SALES	% Var	% var CC*
BIOSCIENCE DIVISION	1,823,306	74.8%	1,821,390	89.0%	0.1%	3.7%
HOSPITAL DIVISION	70,975	2.9%	74,338	3.6%	-4.5%	-1.6%
DIAGNOSTIC DIVISION **	452,805	18.6%	97,868	4.8%	362.7%	379.2%
SUBTOTAL	2,347,086	96.3%	1,993,596	97.4%	17.7%	21.9%
RAW MATERIALS AND OTHERS	91,004	3.7%	52,967	2.6%	71.8%	77.4%
TOTAL	2,438,090	100.0%	2,046,563	100.0%	19.1%	23.4%

3Q 2014 - REVENUES BY DIVISION

(In thousands of euros)	3Q 2014	% SALES	3Q 2013	% SALES	% Var	% var CC*

BIOSCIENCE DIVISION	615,070	74.3%	600,443	90.2%	2.4%	4.5%
HOSPITAL DIVISION	21,424	2.6%	21,298	3.2%	0.6%	2.4%
DIAGNOSTIC DIVISION **	159,259	19.3%	31,141	4.7%	411.4%	424.5%
SUBTOTAL	795,753	96.2%	652,882	98.1%	21.9%	24.5%
RAW MATERIALS AND OTHERS	31,557	3.8%	12,840	1.9%	145.8%	149.9%
TOTAL	827,310	100.0%	665,722	100.0%	24.3%	26.9%

* Constant currency

** Excluding Euros 15.8 million of intercompany sales (Euros 6.5 million on the third quarter

•                  SALES IN THE EUROPEAN UNION RISE BY 4.5% (CC) IN THE THIRD QUARTER AND BY 4.9%(CC) IN THE UNITED STATES AND CANADA

Grifols’ income in international markets, excluding sales generated by the newly acquired diagnostic business and non-recurring revenues (Raw Materials & Others) was stable in the first nine months of the year, at Euros 1,839.7 million.

The Company is still working on the exact attribution of the new business by geographic region, and its sales have therefore not been allocated by region for this year. It is also important to note that since January 2014 the heading “Others” (Raw Materials & Others) has not been broken down by geographic region, and that the figures for 2013 have been amended to facilitate comparison on the same basis.

On a comparable basis(1) with 2013, sales in the European Union recovered significantly, with growth rising to 4.9% (4.5% cc) in the third quarter. To sales year to date were Euros 415.1 million, a fall of 1.6% revenues from Spain rose by 14% during the quarter as a result of higher demand for plasma proteins and a recovery in the sales of the Diagnostic and Hospital division, As a result, sales in Spain from January to September rose by 4% exceeding Euros 156 million.

The United States and Canada sustained its upward trend. Together, sales in the USA and Canada were Euros 1,280.1 million to September, growing 1.7% (5.5% cc) for the nine-month period and 2.8% (4.9% cc) for the third quarter.

Exchange rate volatility in 2014 has had a significant impact on sales in the rest of the world (ROW). ROW sales totaled Euros 300.5 million to September 2014, growing 4.1% at constant currency (cc) but decreasing 4.2% in reported term. In quarterly terms, this decline was only 1.2%, reflecting growth at constant currency of 4.5%.

9M 2014 - REVENUES BY REGION

(In thousands of euros)	9M 2014	% SALES	9M 2013	% SALES	% Var	% var CC*
EU	415,167	17.0%	421,706	20.6%	-1.6%	-1.6%
US+CANADA	1,280,060	52.6%	1,258,273	61.5%	1.7%	5.5%
R.O.W.	300,510	12.3%	313,617	15.3%	-4.2%	4.1%
SUBTOTAL	1,995,737	81.9%	1,993,596	97.4%	0.1%	3.8%
RAW MATERIALS AND OTHERS	91,004	3.7%	52,967	2.6%	71.8%	77.4%
DIAGNOSTIC SOLUTIONS**	351,349	14.4%	—	—	—	—
TOTAL	2,438,090	100.0%	2,046,563	100.0%	19.1%	23.4%

3Q 2014 - REVENUES BY REGION

(In thousands of euros)	3Q 2014	% SALES	3Q 2013	% SALES	% Var	% var CC*
EU	136,663	16.5%	130,273	19.6%	4.9%	4.5%
US+CANADA	441,389	53.4%	429,452	64.5%	2.8%	4.9%
R.O.W.	92,035	11.1%	93,157	14.0%	-1.2%	4.5%
SUBTOTAL	670,087	81.0%	652,882	98.1%	2.6%	4.8%
RAW MATERIALS AND OTHERS	31,557	3.8%	12,840	1.9%	145.8%	149.9%
DIAGNOSTIC SOLUTIONS**	125,666	15.2%	—	—	—
TOTAL	827,310	100.0%	665,722	100.0%	24.3%	26.9%

* Constant currency

** Sales from the new transfusion diagnostics unit not allocated by geographic region.

Excluding Euros 15.8 million of intercompany sales (Euros 6.5 million on the third quarter)

MARGINS AND PROFITS

•                  EBITDA GROWS 16.1% TO EUROS 769.8 MILLION

Grifols’ EBITDA was Euros 769.8 million in the first nine months of 2014, an increase of 16.1% compared to Euros 663.0 million reported for the same period of the preceding year. Adjusted EBITDA(2) rose by 14.7% to Euros 791.6 million.

Operating margins have remained stable. EBITDA to September was 31.6% of revenues, and adjusted EBITDA(2) was 32.5%. In this line, the albumin manufacturing process was standardized during the third quarter, and the FDA approval for the acetone-free production at the Clayton plant (North Carolina, United States) means that the manufacturing process for this plasma protein will be the same at all of the plants of the group. This standardization will give the manufacturing facilities greater flexibility to meet production requirements. Progress has also been made towards improving the efficiency of the supply chain for plasma for fractionation with the possibility of direct shipments from each plasma logistics center in the United States to any manufacturing plant. This measure reduces shipping distances and creates opportunities to manage inventory more efficiently and to reduce risks. The first trans-oceanic plasma container was dispatched from the Clayton logistic centre to Barcelona in September.

The Company continues to work to obtain FDA and EMA permits and licenses with the objective of performing all the different manufacturing stages at any of its manufacturing plants, a measure designed to improve process flexibility, optimize manufacturing efficiencies, and reduce costs.

The policy of containing overhead costs remains in place and the Company will continue to strive to optimize these. Similarly, the Company has maintained its objective to allocate resources to R&D up to 6% of revenues over the medium term. The forecast organic growth partially involves research projects that are currently under way, such as those relating to the treatment of Alzheimer’s disease and some liver diseases with plasma proteins. In addition, the increased size of the Diagnostic division will require greater investment to ensure innovation in the fields of clinical diagnostics and transfusion medicine.

The Company continues to work in the validation of the new plant in Clayton. The objective is to obtain the relevant regulatory approvals for the new capacity to be operational according to the defined calendar.

•                  NET PROFIT RISES BY 26.9% TO EUROS 339.0 MILLION

Grifols’ net profit rose by 26.9% to Euros 339.0 million, a figure that represents 13.9% of the group’s revenues, compared to the figure of 13.0% for the same period of 2013. Adjusted net profit(3), which excludes non-recurring costs and costs associated with acquisitions, the amortization of deferred financial costs associated with refinancing, and the amortization of intangible assets associated with acquisitions, was Euros 435.2 million, 17.8% of revenues.

At constant currency, the Company reduced its financial costs during the third quarter of the year in line with forecasts. However, the impact of exchange rate movements mainly in intercompany loans impacted by approximately Euros 18 million the financial result, which totaled Euros 202.3 million in the first nine months of the year. This result includes interest expenses, that take into account the financing obtained to acquire the new transfusion diagnostics unit, and the amortization of deferred expenses.

The effective tax rate continued to be lower than in the previous year due to changes in the contribution to profits from different geographical regions.

9M 2014 - Key Items

	9M2014	9M2013	% VAR.
NET REVENUES (NR)	2,438.1	2,046.6	19.1%
EBITDA	769.8	663.0	16.1%
% NR	31.6%	32.4%
ADJUSTED(2) EBITDA	791.6	690.4	14.7%
% NR	32.5%	33.7%
GROUP PROFIT	339.0	267.0	26.9%
% NR	13.9%	13.0%
ADJUSTED(3) GROUP PROFIT	435.2	336.4	29.4%
% NR	17.8%	16.4%

2.              KEY BALANCE SHEET ITEMS AS OF SEPTEMBER 2014

•                  ASSETS RISE TO EUROS 8,102.7 MILLION FOLLOWING RECENT ACQUISITIONS

Total consolidated assets at September 2014 were Euros 8.1 billion, a significant increase compared to the figure of Euros 5.8 billion reported in December 2013. The differences primarily reflect the acquisition of the assets of the new transfusion diagnostic unit.

Tangible fixed assets net increase of more than Euros 237 million, includes among the new assets acquired a plant in Emeryville (California, United States). Intangible fixed assets have increased as a result of an estimated Euros 1 billion increase in the Company’s goodwill following the acquisition of the new diagnostic unit. This amount is still provisional, although no significant changes to the goodwill valuation and the reasonable values of the assets and liabilities acquired are expected.

•                  STRONG OPERATING CASHFLOW GENERATION REACHING EUROS 655.9 MILLION

During the first nine months of 2014 cash rose to Euros 917.7 million, well above the Euros 708.7 million reported in December 2013. The group generated Euros 655.9 million of operating cash, compared to Euros 365.7 million generated during the nine months period to September 2013. Changes to working capital were in line with business growth and the incorporation of the new diagnostic business Stock turnover and payment periods of customers and suppliers remained stable.

•                  NET FINANCIAL DEBT RATIO IS 3 TIMES ADJUSTED EBITDA(2)

Grifols’ net financial debt at the end of the third quarter of 2014 was Euros 3,266.1 million, slightly higher than the figure of Euros 3,163.3 million reported in the first half due to the strengthening of the dollar against the euro, as most of the Company’s financial debt is denominated in dollars. Net financial debt in US Dollars has fallen by 248 million compared to the US Dollars 4,696 million reported in June, totaling US Dollars 4,448 million in September.

The net debt/adjusted EBITDA(2) ratio was 3.04 or 2.78 excluding exchange rate effects.

Following the recent acquisitions, Grifols remains firmly committed to the reduction of debt levels. The forecast cash flows generation and the reduction in the average cost of debt negotiated during the first quarter will contribute to this gradual deleveraging.

•                  NET EQUITY

The net equity of Grifols to September 2014 rose to Euros 2,539.7 million, primarily as a result of profits earned during the period. There were no significant changes compared to the first half of the year.

The Company had share capital of Euros 119.6 million at September 2014, represented by 213,064,899 ordinary shares (Class A) with a nominal value of Euros 0.50 per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of Euros 0.10.

Following the end of the quarter, Grifols has announced the payment of a dividend of Euros 0.25 on account of 2014 earnings, for both Class A and Class B shares. Grifols continues committed to paying cash dividend to shareholders and to maintaining a pay-out ratio of 40% of the group’s earnings.

The dividend on account will be paid during the first week of December through Iberclear and participating agents, and BBVA will be the paying agent.

3.              INVESTMENT AREAS: CAPEX, ACQUISITIONS AND R&D

The strength of Grifols’ results, the positive cash flow figures, and the optimization and control of financial resources provide the Company with the necessary funds to undertake the planned investments.

•                  CAPITAL EXPENDITURE (CAPEX)

The majority of capital expenditure (CAPEX) currently under way is part of the plan for the period 2014—2016.

From January to September 2014, the Company continued with its existing investment plans, allocating over Euros 180.1 million to its own manufacturing facilities, including facilities designed to strengthen the Diagnostic division following the expansion of the group’s presence in the transfusion diagnostic sector.

•                  ACQUISITION OF 50% OF KIRO ROBOTICS FROM CORPORACIÓN MONDRAGÓN

Grifols acquired 50% of the capital of Kiro Robotics, a spin-off from the health unit of Corporación Mondragón, by subscribing in cash an equity offering of Euros 21 million.

Kiro Robotics is a technology Company specializing in the automation of equipment for the hospital sector and it has developed one of the most sophisticated pieces of hospital pharmacy technology in the world: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy treatment.

This strategic alliance and Grifols’ participation in the Company’s ownership will ensure the viability and continuity of its projects and will open international markets to the Kiro Oncology robot through Grifols’ Hospital division.

•                  GRIFOLS ALLOCATES EUROS 138 MILLION CASH TO R&D

Grifols’ financial solvency and liquidity provide the platform for its continuing commitment to research. From January to September 2014 Grifols allocated Euros 138 million cash to R&D, representing 5.7% of revenues. The Company plans to progressively increase the resources allocated to R&D with the aim of achieving a level of 6% in the medium term. This commitment to research is also expressed by supporting the activities of its investee companies.

In 2014, Grifols was once again ranked as one of the 100 most innovative companies in the world by Forbes magazine, placed 64 in the overall ranking. The Company’s commitment to innovation focuses on the search for therapeutic alternatives that contribute to both scientific and social development. For the 12th consecutive year, Grifols was rated “excellent” by the Profarma Program of Spain’s Ministry for Industry, Energy and Tourism, which assesses a range of scientific, economic and industrial criteria. Special recognition was given to Grifols’ research activity and its manufacturing and R&D facilities.

As part of its research, development and innovation activities, and in partnership with the Research Triangle Institute, since 2013 Grifols has been promoting a prospective, observational study to extend understanding of the development of factor VIII inhibitors, one of the most frequent complications in treatments of hemophilia in the present day. The study, which will last for 10 years, has recruited its first patient.

Grifols also promotes research through its international program of grants and prizes, the Grifols Scientific Awards, an annual initiative designed to encourage and recognize research in disciplines involved with the use of plasma-derived medicines to treat disease. To mark World Thrombosis Day (October 13) Grifols launched its new GATRA grant program (Grifols Antithrombin Research Awards), designed to support basic and clinical research into the use of anti-thrombin treatments (plasma protein), while in mid-September held the 7th edition of the Martin Villar Haemostasis Awards, recognizing clinical research in hemostasis. Other programs include SPIN (Scientific Progress Immunoglobulins in Neurology), to encourage research into new therapeutic approaches to immunoglobulins in the field of neurology; ALTA (Alpha-1 Antitrypsin Laurell’s Training Award), promoting an understanding of this protein (alpha 1-antitrypsin); and Albus (Albumin Awards Program), which recognizes studies that expand our understanding of the role of albumin as a therapeutic product.

4.              KEY EVENTS DURING THE QUARTER

CORPORATE

•                  GRIFOLS UNDERTAKES A GLOBAL RESTRUCTURING OF ITS INTERNAL ORGANIZATION AS PART OF ITS STRATEGIC PLAN

Grifols has established a new, internal organizational structure for the group across the world with the aim of anticipating new health scenarios and enabling the Company to offer a more competitive, effective and integrated response to the needs of customers and patients.

The new organizational structure is designed to optimize the group’s corporate structure, strengthening the business units in order to speed up the commercial decision-making process and to optimize the supply of products.

The increased operational importance of the divisions is reflected in the creation of head quarters (HQ) for each one. Grifols’ corporate HQ will continue to be located in Sant Cugat (Barcelona, Spain) while the Bioscience division HQ will be located in Raleigh, Research Triangle Park (North Carolina, United States), the Diagnostic division HQ will be in Emeryville (California, United States) and the Hospital division HQ will be in Barcelona (Spain).

The business units will strengthen operationally and will have its own independent structure. They will be led by a senior manager and will have specific sales and marketing teams, facilitating the implementation of specific commercial strategies on the basis of knowledge areas, and working across geographic and functional units. As part of this move, geographical functions are strengthened, with management at regional level and not just at country level, as it has been historically.

As part of the reorganization, two new units have been created — Grifols Operations Network and Grifols NA Shared Services — which will provide all the support services needed by the subsidiaries and by the companies in North America, respectively.

Grifols’ global internal restructuring is part of its strategic plan and supports the commercial initiatives designed to strengthen the group’s global presence following the acquisition and incorporation of Talecris (2011) and of the transfusion diagnostics unit of Novartis (2014), as a result of which the Company has experienced strong grown and international expansion.

In this context, and part of its strategic plan, the Company has already announced its plans to optimize its operating and distribution infrastructure, based around the construction of a new global operations center in Ireland.

BIOSCIENCE DIVISION: 74.3% OF REVENUES

•                  GRIFOLS MANUFACTURES ALPHA 1-ANTITRYPSIN (PROLASTINA®) FOR THE EUROPEAN MARKET IN SPAIN

Grifols is continuing to make progress with the implementation of its strategic plan. The first batch of Prolastina® produced at the Barcelona plant following its authorization as an alternative to Clayton for the production of alpha-1 antitrypsin, has been classified as “suitable” for sale in Germany.

In the future, Grifols will manufacture all its alpha-1, a plasma-derived medicine for the treatment of alpha-1-antitrypsin deficiency, for the European market in Spain. It will invest approximately Euros 30 million in a new alpha-1 purification, dosing and sterile filling plant at Parets del Valles industrial state. The construction work for the plant is expected to be completed in 2016.

•                  FURTHER PROGRESS TOWARDS THE STANDARDIZATION AND INCREASED FLEXIBILITY OF SUPPLY AND MANUFACTURING PROCESSES

The increased flexibility and standardization of processes, including plasma supply and the manufacture of different plasma-derived medicines, will increase the efficiency of manufacturing operations and will generate new opportunities for the management of inventory.

The third quarter saw the FDA grant approval of the new acetone-free albumin production process at the Clayton plant. The procedure is now identical as the one applied at the plants in Los Angeles (United States) and Parets del Valles (Spain). In addition, the first container of plasma has been shipped from the Clayton plasma logistics center to the Barcelona fractionation plant, and this means that either of Grifols’ two plasma logistics centers in the United States (in Los Angeles and Clayton) can send raw material to any of the Company’s plants that manufacture plasma-derived products.

DIAGNOSTIC DIVISION: 19.3% OF REVENUES

•                  NEW APPROVALS FOR THE PROCLEIX® RANGE OF TRANSFUSION SAFETY PRODUCTS

The Procleix® Xpress system is Grifols’ new pipetting platform to create aliquots and prepare samples for storage using nucleic acid amplification technology (NAT). Having obtained CE marking and 510(k) approval from the FDA, the Company launched the system in Europe last August, with the U.S. launch scheduled for the final quarter of 2014.

The Procleix® HEV reagent to detect the hepatitis E virus (HEV), developed in partnership with Hologic, has received European conformance marking (CE marking). This reagent detects four genotypes of the virus and is the only approved reagent to offer detection of the RNA of the virus of this disease in blood, tissue and organ donors.

HOSPITAL DIVISION: 2.6% OF REVENUES

•                  RENEWAL OF THE DISTRIBUTION PYXIS® DISTRIBUTION AGREEMENT FOR IBERIA AND LATAM

Grifols will continue to distribute the automated dispensing system Pyxis® in Spain, Portugal and South America during the next 12 years. The Pyxis® supports the decentralized management of medication and medical supplies. Keeping the Pyxis® in the Company portfolio strengthens its commitment towards offering integrated solutions to hospital pharmacies.

5.              LIQUIDITY AND CAPITAL RESOURCES

USES AND SOURCES OF FOUNDS

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•           accounts receivable financing;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of September 30, 2014, our cash and cash equivalents totaled Euros 917.7 million and US Dollars 300 million undrawn as of the date of this report and available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

HISTORICAL CASH

During the nine month period ended 30 September 2014 the Group generated net cash flow of Euros 158.2 million. The variation in net cash flow reflects:

•           Net cash from operating activities of Euros 655.8 million. Grifols´ operations generated Euros 811.6 million of cash flow generated and Euros 0.7 million of cash was generated by working capital management. These positive flows were offset by Euros 156.5 million of cash used for interest and tax payment and collections.

•           Net cash used in investing activities of Euros 1,435.8 million. This result includes the cost of the Novartis’ Diagnostic Unit acquisition by a total of Euros 1,211 million.

•           Net cash from financing activities of Euros 938.1 million. The balance reflects the increase in debt as a consequence of the Novartis’ Diagnostic Unit acquisition. It also includes also dividends paid during 2014 for an amount of Euros 70 million and the acquisition of treasury stock by the Group for an amount of Euros 61.3 million.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

INDEBTEDNESS

On 17 March 2014 the Group has concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the Company’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusion diagnostic unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (senior unsecured notes).

Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes and Senior Secured Debt does not trigger a derecognition of the liability.

•                  SENIOR UNSECURED NOTES

On 5 March 2014, Grifols Worldwide Operations Limited, 100% subsidiary of Grifols, has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature on 2022 and will bear an annual interest at 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and an interest of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the costs of cancelling the Senior Unsecured Notes issued in 2011. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Unamortised financing costs from the senior unsecured debt amount to Euros 145 million at 30 September 2014 (Euros 80 million at 31 December 2013).

•                  SENIOR SECURED DEBT

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US LIBOR and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,800 million (US Dollars 3.250 billion and Euros 400 million equivalent) with a 3.00% over US LIBOR and Euribor margin and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report.  The embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

The costs of refinancing the senior debt have amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting changes in the fair values amounting to Euros 23.8 million have reduced the financing cost. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 211 million at 30 September 2014 (Euros 131 million at 31 December 2013).

(1)    Excluding the sales of the new transfusion diagnostic unit and non-recurring sales (Raw Materials & Others),

(2)    Adjusted EBITDA excludes non-recurring costs and costs associated with recent acquisitions.

(3)    Excludes non-recurring costs and costs associated with recent acquisitions, the amortization of deferred financial costs associated with refinancing, and the amortization of intangible assets associated with acquisitions.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 4, 2014